FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.
Exact Name of Registrant as Specified in Charter

0001243106
Registrant CIK Number

Form 8-K, December 24, 2003, Series 2003-7

333-106323

Name of Person Filing the Document
(If Other than the Registrant)

03043559

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.

By: ____________________
Name: Baron Silverstein
Title: Vice President

Dated: December 24, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 24, 2003

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.
(Exact name of registrant as specified in its charter)

Delaware	333-106323	30-0183252
(State or Other Jurisdiction of Incorporation)	*(Commission File Number)*	*(I.R.S. Employer Identification No.)*

383 Madison Avenue New York, New York	10179
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code, is (212) 272-2000

DOCSNY1:1000786.2

Item 5. Other Events.

On or about December 30, 2003, the Registrant will cause the issuance and sale of approximately $583,258,500 initial principal amount of Bear Stearns ALT-A Trust Mortgage Pass-Through Certificates, Series 2003-7 (the "Certificates") pursuant to a Pooling and Servicing Agreement to be dated as of December 1, 2003, among the Registrant as seller, Wells Fargo Bank Minnesota, National Association as master servicer and securities administrator, EMC Mortgage Corporation and JPMorgan Chase Bank, as trustee.

In connection with the sale and the Series 2003-7, Class I-A-1, Class II-A-1, Class II-A-2, Class M-1, Class M-2 and Class B Certificates (together the "Underwritten Certificates"), the Registrant has been advised by Bear, Stearns & Co. Inc. (the "Underwriter"), that the Underwriter has furnished to prospective investors certain computational materials (the "Computational Materials") with respect to the Underwritten Certificates following the effective date of Registration Statement No. 333-106323, which Computational Materials are being filed as exhibits to this report,

The Computational Materials have been provided by the Underwriter. The information in the Computational Materials is preliminary and may be superseded by the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission.

The Computational Materials were prepared by the Underwriter at the request of certain prospective investors, based on assumptions provided by, and satisfying the special requirements of, such prospective investors. The Computational Materials may be based on assumptions that differ from the assumptions set forth in the Prospectus Supplement. The Computational Materials may not include, and do not purport to include, information based on assumptions representing a complete set of possible scenarios. Accordingly, the Computational Materials may not be relevant to or appropriate for investors other than those specifically requesting them.

In addition, the actual characteristics and performance of the mortgage loans underlying the Underwritten Certificates (the "Mortgage Loans") may differ from the assumptions used in the Computational Materials, which are hypothetical in nature and which were provided to certain investors only to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity and cash flow characteristics of the Underwritten Certificates might vary under varying prepayment and other scenarios. Any difference between such assumptions and the actual characteristics and performance of the Mortgage Loans will affect the actual yield, average life, duration, expected maturity, interest rate sensitivity and cash flow characteristics of the Underwritten Certificates.

Item 7. Financial Statements, *Pro Forma* Financial Information and Exhibits

(a) Financial Statements.

Not applicable.

(b) *Pro Forma* Financial Information.

Not applicable.

(c) Exhibits

Exhibit No.	**Item 601(a) of Regulation S-K Exhibit No.**	**Description**
1	99	Computational Materials—Computational Materials (as defined in Item 5) that have been provided by the Underwriter to certain prospective purchasers of Bear Stearns ALT-A Trust Mortgage Pass-Through Certificates, Series 2003-7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENTS II INC.

By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: December 24, 2003

EXHIBIT INDEX

Exhibit Number	Item 601(a) of Regulation S-K Exhibit No.	Sequentially Numbered Description	Page
1	99	Computational Materials	6

EXHIBIT 99

New Issue Computational Materials

$583,258,500 (approximate)

Bear Stearns ALT-A Trust
Mortgage Pass-Through Certificates,
Series 2003-7

Structured Asset Mortgage Investments II, Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller

Wells Fargo Bank Minnesota, National Association
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All Statistical Information is based upon information as of December 1, 2003

December 23, 2003

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Bear, Stearns & Co. Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Bear, Stearns & Co. Inc. Trading Desk at (212) 272-4976.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Bear Stearns Alt-A Trust 2003-7

Certificate Information to 20% Optional Clean-Up Call

Class	Certificate Size (1)	Ratings Moody's/S&P	CE Levels (1)	Pass-Thru Rate	Window (mos)	WAL (yrs)	Certificate Type
	Offered	Certificates					
I-A-1	$283,120,300	Aaa/AAA	5.00% (2)	LIBOR (3)(9)	1-43	2.2	Group I Senior
II-A-1	$125,000,000	Aaa/AAA	5.00% (2)	LIBOR (4)	1-42	0.9	Group II Senior
II-A-2	$145,975,200	Aaa/AAA	5.00% (2)	LIBOR (5)(9)	1-42	0.9	Group II Senior
M-1	$14,581,500	Aa2/AA	2.50% (2)	LIBOR (6)(9)	38-43	3.4	Mezzanine
M-2	$8,748,900	A2/A	1.00% (2)	LIBOR (7)(9)	37-43	3.3	Mezzanine
B	$5,832,600	Baa2/BBB	0.00% (2)	LIBOR (8)(9)	37-43	3.3	Subordinate
				Not Offered Hereby			
R	Notional	NR	Information Not Provided Herein				Residual

NOTES:
- Group I Prepayment Pricing Speed Assumption is 25% CPR
- Group II Prepayment Pricing Speed Assumption is 60% CPR
- Certificates are subject to a variance of +/- 10%
- Certificates will settle flat and accrue interest on an actual/360 basis
- See Exhibit II for the expected Available Funds Cap Schedule
- See Exhibit III for yield tables run to the 20% Call.

(1) The class sizes and credit enhancement levels are subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread.

(2) Credit enhancement for the Certificates will be provided by a combination of subordination, OC and excess spread all as more fully described herein. The expected initial credit enhancement percentages are as provided above. The initial OC amount will equal 0.00% as of the Cut-Off Date. Beginning on the Distribution Date in February 2004, all excess spread will be applied to pay principal, resulting in a limited acceleration of the Certificates thereby creating OC up to an OC Target, expected to be approximately 0.50% of the Cut-Off Date unpaid principal balance of the related mortgage loans.

(3) The Pass-Through Rate for the Class I-A-1 Certificates will be the least of (a) a floating rate based on One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Group I Net Rate Cap. The Group I Net Rate Cap will equal the weighted average of the net rates on the Group I mortgage loans. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class I-A-1 Certificates will increase to 2 times the original margin.

(4) The Pass-Through Rates for the Class II-A-1 Certificates will be the least of (a) a floating rate based upon One-Month LIBOR plus the respective Margin and (b) the Group II Net Rate Cap. The Group II Net Rate Cap will equal the weighted average of the net rates on the Group II mortgage loans. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class II-A-1 Certificates will increase to 2 times their respective original margins.

(5) The Pass-Through Rates for the II-A-2 Certificates will be the least of (a) a floating rate based on One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Group II Net Rate Cap. The Group II Net Rate Cap will equal the weighted average of the net rates on the Group II mortgage loans. On the first Distribution Date after the Optional Clean-Up Call Date, the margin for the Class II-A-2 Certificates will increase to 2 times the original margin.

(6) The Pass-Through Rate for the Class M-1 Certificates will be the least of (a) a floating rate based upon One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the mortgage loans in each Loan Group, weighted in proportion to the related results of subtracting from the aggregate principal balance of each of the Loan Groups, the Certificate Principal Balance of the related Classes of Senior Certificates. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class M-1 Certificates will increase to 1.5 times the original margin.

(7) The Pass-Through Rate for the Class M-2 Certificates will be the least of (a) a floating rate based upon One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the mortgage loans in each Loan Group, weighted in proportion to the related results of subtracting from the aggregate principal balance of each of the Loan Groups, the Certificate Principal Balance of the related Classes of Senior Certificates. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class M-2 Certificates will increase to 1.5 times the original margin.

(8) The Pass-Through Rate for the Class B Certificates will be the least of (a) a floating rate based upon One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the mortgage loans in each Loan Group, weighted in proportion to the related results of subtracting from the aggregate principal balance of each of the Loan Groups, the Certificate Principal Balance of the related Classes of Senior Certificates. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class B Certificates will increase to 1.5 times the original margin.

(9) The holders of the Class I-A-1, Class II-A-2, Class M and Class B Certificates will be entitled to the benefit of Yield Maintenance Agreements (as described more fully herein) purchased with respect to the Offered Certificates. See Yield Maintenance Agreements below.

THE GROUP I MORTGAGE LOANS

- The Group I mortgage loans consist of conventional, one- to four-family, hybrid and adjustable-rate mortgage loans secured by first liens on residential mortgage properties as briefly described in the table below and as more fully described in PDF file attached hereto.

- The originators of the Group I mortgage loans are EMC Mortgage Corporation (approximately 49.2%), BancMortgage (16.9%), IndyMac Bank (0.2 %), Ivy Mortgage Corporation (21.9%), SouthStar Mortgage Corporation (10.2%), Countrywide Home Loans, Inc. (approximately 0.3%) and HomeBanc Mortgage Corporation (approximately 1.3%). The underwriting guidelines for the largest originators will be more fully described in the prospectus supplement.

- As of the Cut-Off Date, approximately 7.5% of the Group I mortgage loans have an LTV over 80% without any primary mortgage insurance coverage.

- Approximately 4.5% of the Group I mortgage loans have loan to values greater than 95% and less than or equal to 100%. Substantially all of such high LTV mortgage loans do not have mortgage insurance.

- As of the Cut-Off Date, none of the Group I mortgage loans will be 31-60 days delinquent and no Group I mortgage loans will be 61 or more days delinquent as of the Cut-off Date.

- Approximately 51.6% of the Group I mortgage loans provide for a period of interest only payments before they convert to fully amortizing. Such interest only period ranges from 3 to 10 years depending upon the product type.

- Approximately 46.3% of the Group I mortgage loans provide for a payment of a prepayment premium during the first one to five years after origination. Any prepayment premiums will not be passed through to Certificateholders.

- All of the mortgage loans secured by properties located in Georgia are not subject to the Georgia Fair Lending Act (GFLA) as enacted between October 1, 2002 and March 7, 2003.

- The information related to the mortgage loans described herein is preliminary and is meant to reflect information as of December 1, 2003. It is expected that on or prior to the Closing Date, unscheduled principal payments will reduce the principal balance of the Mortgage Loans and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. Additional similar mortgage loans may be included. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown herein.**

Loan Description	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
1 Mo. LIBOR	7.74%	4.982%	4.607%	357	2.501%	2.126%	1.000%	1.000%	11.601%	1
6 Mo. LIBOR	17.11%	5.367%	4.992%	355	2.845%	2.470%	1.068%	1.007%	11.700%	4
2/1 Hybrid - LIBOR	0.24%	6.595%	6.220%	358	2.514%	2.139%	3.000%	1.000%	11.595%	22
2/6 Hybrid – LIBOR	23.23%	6.859%	6.484%	358	3.450%	3.074%	3.023%	1.004%	12.460%	22
3/1 Hybrid - LIBOR	0.04%	8.000%	7.625%	358	2.250%	1.875%	0.000%	1.000%	13.000%	34
3/6 Hybrid – LIBOR	14.78%	6.240%	5.865%	357	2.984%	2.609%	3.810%	1.011%	11.282%	33
5/1 Hybrid – CMT	0.09%	6.848%	6.473%	359	2.423%	2.048%	2.000%	2.000%	12.125%	59
5/1 Hybrid – LIBOR	0.68%	6.945%	6.570%	358	2.250%	1.875%	5.000%	1.536%	11.945%	58
5/6 Hybrid – LIBOR	35.18%	6.280%	5.905%	358	2.271%	1.896%	5.035%	1.044%	11.318%	58
7/1 Hybrid – LIBOR	0.20%	4.500%	4.125%	356	2.750%	2.375%	2.000%	2.000%	9.500%	80
7/6 Hybrid – LIBOR	0.61%	5.730%	5.355%	356	2.250%	1.875%	5.356%	1.356%	11.086%	80
10/6 Hybrid – LIBOR	0.12%	6.250%	5.875%	357	2.250%	1.875%	5.000%	1.000%	11.250%	117
Totals:	**100%**	**6.152%**	**5.777%**	**357**	**2.768%**	**2.393%**	**3.438%**	**1.029%**	**11.666%**	**32**

THE GROUP II MORTGAGE LOANS

- The Group II mortgage loans consist of conventional, one- to four-family, hybrid mortgage loans secured by first liens on residential mortgage properties as briefly described in the table below and as more fully described in the PDF file attached hereto.

- The four largest originators of the Group II mortgage loans are Wells Fargo Home Mortgage (64.3%), HSBC Mortgage Corporation (approximately 12.0%), E*Trade Bank (approximately 11.8%) and Cendant Mortgage Corporation (approximately 8.9%). The remainder of the other Group II mortgage loans were originated by 2 other originators and each comprise less than 2% of the Group II mortgage loans. The underwriting guidelines for the largest originators will be more fully described in the prospectus supplement

- All of the Group II mortgage loans were acquired from the exercise of a 10% clean-up call provision as provided for in four underlying hybrid ARM transactions. The underlying transactions are Bear Stearns ARM Trust ("BSARM"), Mortgage Pass-Through Certificates, Series 2001-5, 2001-9, 2001-10 and 2002-6.

- All of the Group II mortgage loans were originated as hybrid ARMs and included a fixed period ranging between three and ten years prior to conversion to an adjustable rate (all with varying caps, indexes and margins).

- All of the Group II mortgage loans with an LTV over 80% have primary mortgage insurance coverage.

- As of the Cut-Off Date, none of the Group II mortgage loans will be 31-60 days delinquent. No Group II mortgage loans will be 61 or more days delinquent as of the Cut-off Date. In addition, certain of the Group II mortgage loans will have been delinquent one or more times over the past 12 months.

- Approximately 13.7% of the Group II mortgage loans provide for a period of interest only payments before they convert to fully amortizing. Such interest only period ranges from 3 to 10 years depending upon the product type.

- The information related to the mortgage loans described herein is preliminary and is meant to reflect information as of the Cut-off Date. It is expected that on or prior to the Closing Date, unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. Additional similar mortgage loans may be included. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown herein.**

- The information related to the Group II mortgage loans that is provided herein with regard to the FICO scores and Loan-to-Value Ratios is as of origination. Due to the seasoning of the collateral, it is anticipated that updated FICO scores will be 10 to 15 points lower than at origination. Additionally, it is anticipated that updated LTVs based on BPO values will be obtained for the Group II mortgage loans. In calculating BPO value, a standard BPO will be used, if available. If not available, a statistical BPO will be used. If neither is available, the original appraised value will be used.

Loan Description	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
1/1 - LIBOR	0.08%	3.750%	3.375%	334	2.250%	1.875%	2.000%	2.000%	12.750%	10
3/1 Hybrid - CMT	15.94%	6.178%	5.810%	334	2.755%	2.387%	2.000%	2.000%	12.180%	10
3/1 Hybrid - LIBOR	1.28%	7.060%	6.685%	331	2.250%	1.875%	2.000%	2.000%	13.060%	7
5/1 Hybrid - CMT	56.40%	6.442%	6.083%	334	2.750%	2.391%	5.000%	2.000%	11.442%	34
5/1 Hybrid - LIBOR	12.04%	6.195%	5.820%	339	2.250%	1.875%	5.000%	2.000%	11.208%	39
5/6 Hybrid - LIBOR	4.87%	6.948%	6.564%	329	2.058%	1.674%	3.000%	2.000%	10.441%	29
7/1 Hybrid –CMT	3.93%	6.693%	6.382%	332	2.733%	2.422%	5.000%	2.000%	11.693%	57
7/6 Hybrid – LIBOR	2.94%	6.292%	5.917%	329	2.000%	1.625%	0.000%	0.000%	8.737%	53
10/6 Hybrid - LIBOR	2.51%	7.096%	6.696%	331	2.128%	1.728%	3.000%	2.000%	8.332%	91
Totals:	**100%**	**6.422%**	**6.059%**	**334**	**2.612%**	**2.249%**	**4.396%**	**2.000%**	**11.356%**	**33**

Summary of Terms:

Depositor:	Structured Asset Mortgage Investments II, Inc.
Mortgage Loan Seller:	EMC Mortgage Corporation (an affiliate of the Depositor, Underwriter and Yield Maintenance Provider)
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Underlying Servicers:	The mortgage loans are serviced by 11 primary servicers. The five largest primary servicers are Wells Fargo Home Mortgage, Inc. (31.4%), Alliance Mortgage Company (approximately 25.7%), EMC Mortgage Corporation (approximately 17.7%), Union Federal Bank of Indianapolis (Waterfield) (approximately 7.5%) and HSBC Mortgage Corporation (5.9%). All other servicers comprise less than 5% of the mortgage pool.
Underwriter:	Bear, Stearns & Co. Inc.
Yield Maintenance Provider:	An entity rated AAA/Aaa by S&P and Moodys (which may include an affiliate of the Depositor and/or Underwriter)
Trustee:	JPMorgan Chase Bank
Rating Agencies:	Moody's Investors Service, Inc. and Standard & Poor's, a division of the McGraw-Hill Companies, Inc.
Cut-off Date:	December 1, 2003.
Settlement Date:	On or about December 30, 2003.
Distribution Date:	25th day of each month (or the next business day), commencing in January 2004
Optional Clean-Up Call:	EMC Mortgage Corporation, as servicer of a portion of the mortgage loans, may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 20% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date.
Registration:	The Class I-A-1, Class II-A-1, Class II-A-2, Class M-1, Class M-2 and Class B Certificates will be available in book-entry form through DTC.
Denominations:	The Class I-A-1, Class II-A-1, Class II-A-2, Class M-1, Class M-2 and Class B Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Federal Tax Aspects:	REMIC (one or more)
ERISA Considerations:	The Bear Stearns underwriter's exemption is expected to be available for the Class A Certificates , the Class M Certificates and the Class B Certificates. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Certificates to a transaction prohibited or not otherwise permissible under ERISA.

SMMEA Eligibility: The Class A Certificates and the Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: Each servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the related servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses. If the servicer fails to make delinquency advances, the Master Servicer will be obligated to make such advances, but only in an amount not to exceed the master servicing fee for the related period.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee Rate.

Interest Payments: On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "accrual period" for all of the Certificates will be the period from and including the preceding Distribution Date (or from the Settlement Date with respect to the first Distribution Date) to and including the day prior to the current Distribution Date. The trustee will calculate interest on the Certificates on an actual/360 basis. The Certificates will settle flat on the Closing Date.

Principal Payments: The Class M-1, Class M-2 and Class B Certificates will not receive any principal payments until on or after the Stepdown Date or during a Trigger Event, unless the principal balance of the related Class A Certificates is equal to zero.

On or after the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A Certificates, the Class M Certificates and the Class B Certificates as described under the "Priority of Payments."

Credit Enhancement:

- Subordination: Initially, 5.00% for the Class I-A-1 Certificates, 5.00% for the Class II-A-1 Certificates, 5.00% for the Class II-A-2 Certificates, 2.50% for the Class M-1 Certificates, 1.00% for the Class M-2 Certificates and 0.00% for the Class B Certificates.
- Overcollateralization ("OC")

Initial (% Orig.)	0.00%
OC Target (% Orig.)	0.50%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.50%

- Excess spread, which will initially be equal to approximately 438 bps per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses and to build OC commencing on the Distribution Date in February 2004.

Interest Funds: With respect to any Distribution Date and Loan Group, the interest portion of all scheduled and unscheduled collections received or advanced for each mortgage loan in such Loan Group.

Principal Funds: With respect to any Distribution Date and each Loan Group, the principal portion of all scheduled or unscheduled collections received or advanced on each mortgage loan in the related Loan Group.

Current Interest: For any Distribution Date, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance of such Certificates immediately prior to such Distribution Date, in each case, reduced by any prepayment interest shortfalls to the extent not covered by compensating interest payable by the Master Servicer, and certain other shortfalls.

Interest Carryforward Amount: As of any Distribution Date, generally equal to the sum of (i) the excess of (a) the Current Interest for such Class with respect to prior Distribution Dates over (b) the amount actually distributed to such Class of Certificates with respect to interest on or after such prior Distribution Dates and (ii) interest thereon.

Principal Distribution Amount: With respect to any Distribution Date and each Loan Group, the related Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Distribution Date and each Loan Group, the related Principal Funds for such Distribution Date and Loan Group.

Extra Principal Distribution Amount: With respect to any Distribution Date and each Loan Group, the lesser of (x) the related Net Monthly Excess Cashflow for such Distribution Date and (y) the related Overcollateralization Deficiency Amount for such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the excess of (x) the Interest Funds for such Distribution Date over (y) the sum for such Distribution Date of the Current Interest for the Certificates and the Interest Carryforward Amount for the related Class A Certificates.

Stepdown Date: The earlier to occur of (i) the Distribution Date on which the aggregate Certificate Principal Balance of the related Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in January 2007 and (y) the first Distribution Date for which the aggregate Certificate Principal Balance of the Class B and Class M Certificates plus the related Overcollateralization Amount divided by the aggregate Stated Principal Balance of the mortgage loans is greater than or equal to 11.00%.

Trigger Event: A 'Trigger Event,' with respect to each Distribution Date on or after the Stepdown Date, exists if either (i) the average over the three immediately preceding due periods of a fraction, the numerator of which is the sum of the Stated Principal Balances of the mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties as of the last day of the related due period, and the denominator of which is the sum of the Stated Principal Balances of the mortgage loans as of the last day of the related due period, equals or exceeds 50% of a fraction, the numerator of which is the aggregate Certificate Principal Balance of the Class M Certificates and the Class B Certificates plus the related Overcollateralization Amount and the denominator of which is the Stated Principal

Balance of the mortgage loans as of the last day of the related due period or (ii) the percentage of the cumulative losses on the mortgage loans as of such date of determination is greater than the applicable percentage listed below of the aggregate principal balance of the mortgage loans as of the closing date:

Months	Percentage
37 – 48	1.60%
49 – 60	2.10%
61 or greater	2.20%

Priority of Payments:

On each Distribution Date, distributions on the Certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1) To the holders of the Class I-A-1 Certificates, Class II-A-1 Certificates and the Class II-A-2 Certificates, the related Current Interest and the related Interest Carryforward Amount;
2) To the holders of the Class M-1 Certificates, the Current Interest for such class;
3) To the holders of the Class M-2 Certificates, the Current Interest for such class; and
4) To the holders of the Class B Certificates, the Current Interest for such class.

Principal Distributions:

Principal will be distributed as follows to the extent of Principal Funds and the Extra Principal Distribution Amount:

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) (a) From the Principal Distribution Amount for Loan Group I, payments of principal to the holders of the Class I-A-1 Certificates until zero; and
   (b) From the Principal Distribution Amount for Loan Group II, payments of principal to the holders of the Class II-A-1 Certificates and the Class II-A-2 Certificates on a pro rata basis until zero;
2) To the holders of the Class M-1 Certificates, Principal Distribution Amount derived from each Loan Group, until the Certificate Principal Balance of such class has been reduced to zero;
3) To the holders of the Class M-2 Certificates, Principal Distribution Amount derived from each Loan Group, until the Certificate Principal Balance of such class has been reduced to zero; and
4) To the holders of the Class B Certificates, Principal Distribution Amount derived from each Loan Group, until the Certificate Principal Balance of such class has been reduced to zero.

On or after the Stepdown Date on which a Trigger Event is not in effect

1) (a) From the Principal Distribution Amount for Loan Group I, the Class I-A Principal Distribution Amount to the holders of the Class I-A-1 Certificates until zero; and
   (b) From the Principal Distribution Amount for Loan Group II, the Class II-A Principal Distribution Amount to the holders of the Class II-A-1

Certificates and the Class II-A-2 Certificates on a pro rata basis until zero;

2) To the holders of the Class M-1 Certificates and Class M-2 Certificates, in that order, their respective Class M Principal Distribution Amount until the Certificate Principal Balance of each such class has been reduced to zero; and
3) To the holders of the Class B Certificates, the Class B Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero.

Net Monthly Excess Cashflow:

1) To the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any related Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the holders of the Class A Certificates any remaining Interest Carryforward Amount not paid under Interest Distributions above;
3) To the holders of the Class M-1 Certificates, an amount equal to the Interest Carryforward Amount and any Allocated Realized Loss Amount, in that order, for such certificates;
4) To the holders of the Class M-2 Certificates, an amount equal to the Interest Carryforward Amount and any Allocated Realized Loss Amount, in that order, for such certificates;
5) To the holders of the Class B Certificates, an amount equal to the Interest Carryforward Amount and any Allocated Realized Loss Amount for such certificate; and
6) To the holders of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class B Certificates, in that order, any Basis Risk Shortfall Carryforward Amounts for such certificates; and
7) To the holders of the Class R Certificates, as provided in the pooling and servicing agreement.

Class A Principal Distribution Amount: For any applicable Distribution Date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of such Class A Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans in the related Loan Group as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 10.00% and (B) the Current Specified Overcollateralization Percentage.

Class M-1 Principal Distribution Amount: For any applicable Distribution Date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts for such Distribution Date) and (2) the aggregate Stated

Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 5.00% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class M-2 Principal Distribution Amount: For any applicable Distribution Date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts for such Distribution Date), (2) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Distribution Date) and (3) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 2.00% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class B Principal Distribution Amount: For any applicable Distribution Date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class B Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts for such Distribution Date), (2) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Distribution Date), (3) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Distribution Date) and (4) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the Current Specified Overcollateralization Percentage for the mortgage pool.

Overcollateralization Deficiency Amount: For any Distribution Date, the amount, if any, by which the related Overcollateralization Target Amount exceeds the related Overcollateralized Amount on such Distribution Date.

Overcollateralization Target Amount: Equal to 0.50% of the Cut-Off Date unpaid principal balance. As of December 1, 2003 the Overcollateralization Target Amount is expected to be approximately $2,916,293.

Overcollateralization Amount: For any Distribution Date, the amount, if any, by which (i) the aggregate Stated Principal Balance of the mortgage loans exceeds (ii) the sum of the Certificate Principal Balance of the Offered Certificates.

Current Specified Overcollateralization Percentage: For any Distribution Date, a fraction expressed as a percentage the numerator of which is the related Overcollateralization Target Amount and the denominator of which is the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, in reduction of the related Overcollateralization Amount, third, to the Class B Certificates until their Certificate Principal Balance has been reduced to zero, fourth, to the Class M-2 Certificates until their Certificate Principal Balance is reduced to zero and, fifth, to the Class M-1 Certificates until their Certificate Principal Balance is reduced to zero.

Thereafter, Realized Losses on the Group I mortgage loans will be allocated to the Class I-A-1 Certificates until zero and Realized Losses on the Group II mortgage loans will be allocated to the Class II-A-1 Certificates and the Class II-A-2 Certificates on a pro rata basis until their respective Certificate Principal Balances have been reduced to zero.

Once Realized Losses have been allocated to the Class A Certificates or the Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of Certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Yield Maintenance Agreement: The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to yield maintenance agreements purchased with respect to the hybrid ARM mortgage loans. The Yield Maintenance Agreement is intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rate on the Certificates and the Net WAC Cap Rate (the "Yield Maintenance Agreement").

On each Distribution Date, payments under the Yield Maintenance Agreements will be an amount equal to the product of (i) the excess of one-month LIBOR for such Distribution Date over the strike rate, (ii) the lesser of (a) the Certificate Principal Balance of the respective class for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit I, and (iii) the actual number of days in the corresponding accrual period divided by 360. It is anticipated that the Yield Maintenance Agreement will include the following terms:

- Class I-A-1 Notional Balance: Strike Rate 5.65% Months 1-25; Strike Rate 5.45% Months 26 – 60.
- Class II-A-1 Notional Balances: Not Applicable
- Class II-A-2 Notional Balance: Strike Rate 5.50%, Maximum Strike Rate 9.50% Months 1-13; Strike Rate 6.00%, Maximum Strike Rate 10.00% Months 14 - 25
- Class M-1 Notional Balance: Strike Rate 5.15% Months 1-60
- Class M-2 Notional Balance: Strike Rate 4.35% Months 1-60
- Class B Notional Balance: Strike Rate 3.40% Months 1-60

See Exhibit I for a schedule of Certificate Notional Amount by month

Exhibit I – Yield Maintenance Schedule

Date	Class I-A-1	Class II-A-1	Class II-A-2
25-Jan-04	283,120,300.00	not applicable	145,975,200.00
25-Feb-04	204,659,071.39	not applicable	139,435,040.60
25-Mar-04	200,648,880.60	not applicable	132,644,104.36
25-Apr-04	196,801,770.25	not applicable	126,403,247.33
25-May-04	193,202,651.13	not applicable	120,660,997.48
25-Jun-04	189,663,873.99	not applicable	115,162,520.63
25-Jul-04	186,184,434.69	not applicable	109,897,494.15
25-Aug-04	182,763,345.70	not applicable	104,855,686.23
25-Sep-04	179,399,635.85	not applicable	100,028,002.32
25-Oct-04	176,092,350.05	not applicable	95,405,372.12
25-Nov-04	172,840,549.05	not applicable	90,978,497.96
25-Dec-04	169,643,309.14	not applicable	86,732,995.38
25-Jan-05	166,499,721.92	not applicable	82,668,185.76
25-Feb-05	163,408,894.02	not applicable	78,776,399.39
25-Mar-05	160,369,946.88	not applicable	75,050,291.35
25-Apr-05	157,382,016.52	not applicable	71,482,827.79
25-May-05	154,444,253.24	not applicable	68,067,272.80
25-Jun-05	151,555,821.44	not applicable	64,797,175.78
25-Jul-05	148,715,899.35	not applicable	61,666,359.41
25-Aug-05	145,923,678.83	not applicable	58,668,712.81
25-Sep-05	143,178,365.14	not applicable	55,798,782.90
25-Oct-05	140,479,176.69	not applicable	53,051,143.70
25-Nov-05	90,327,984.67	not applicable	50,420,555.42
25-Dec-05	88,528,951.56	not applicable	47,901,738.70
25-Jan-06	86,760,162.00	not applicable	45,490,309.51
25-Feb-06	85,021,111.64	not applicable	not applicable
25-Mar-06	83,311,304.50	not applicable	not applicable
25-Apr-06	81,630,252.82	not applicable	not applicable
25-May-06	79,977,476.95	not applicable	not applicable
25-Jun-06	78,352,505.17	not applicable	not applicable
25-Jul-06	76,754,873.62	not applicable	not applicable
25-Aug-06	75,184,126.10	not applicable	not applicable
25-Sep-06	73,639,814.00	not applicable	not applicable
25-Oct-06	72,121,463.50	not applicable	not applicable
25-Nov-06	45,904,004.55	not applicable	not applicable
25-Dec-06	44,856,048.00	not applicable	not applicable
25-Jan-07	43,825,762.52	not applicable	not applicable
25-Feb-07	43,825,762.52	not applicable	not applicable
25-Mar-07	43,825,762.52	not applicable	not applicable
25-Apr-07	43,825,762.52	not applicable	not applicable
25-May-07	43,825,762.52	not applicable	not applicable
25-Jun-07	43,825,762.52	not applicable	not applicable
25-Jul-07	43,825,762.52	not applicable	not applicable
25-Aug-07	43,825,762.52	not applicable	not applicable
25-Sep-07	43,825,762.52	not applicable	not applicable
25-Oct-07	43,825,762.52	not applicable	not applicable
25-Nov-07	43,825,762.52	not applicable	not applicable

Exhibit I – Yield Maintenance Schedule (cont'd)

Date	Class I-A-1	Class II-A-1	Class II-A-2
25-Dec-07	43,825,762.52	not applicable	not applicable
25-Jan-08	43,825,762.52	not applicable	not applicable
25-Feb-08	43,825,762.52	not applicable	not applicable
25-Mar-08	43,537,855.03	not applicable	not applicable
25-Apr-08	42,819,612.07	not applicable	not applicable
25-May-08	41,994,654.45	not applicable	not applicable
25-Jun-08	40,960,728.56	not applicable	not applicable
25-Jul-08	39,963,812.71	not applicable	not applicable
25-Aug-08	39,002,131.98	not applicable	not applicable
25-Sep-08	38,073,711.10	not applicable	not applicable
25-Oct-08	37,176,711.88	not applicable	not applicable
25-Nov-08	36,309,423.08	not applicable	not applicable
25-Dec-08	35,462,372.66	not applicable	not applicable
25-Jan-09	not applicable	not applicable	not applicable

Exhibit I – Yield Maintenance Schedule (cont'd)

Date	Class M-1	Class M-2	Class B
25-Jan-04	14,581,500.00	8,748,900.00	5,832,600.00
25-Feb-04	14,581,500.00	8,748,900.00	5,832,600.00
25-Mar-04	14,581,500.00	8,748,900.00	5,832,600.00
25-Apr-04	14,581,500.00	8,748,900.00	5,832,600.00
25-May-04	14,581,500.00	8,748,900.00	5,832,600.00
25-Jun-04	14,581,500.00	8,748,900.00	5,832,600.00
25-Jul-04	14,581,500.00	8,748,900.00	5,832,600.00
25-Aug-04	14,581,500.00	8,748,900.00	5,832,600.00
25-Sep-04	14,581,500.00	8,748,900.00	5,832,600.00
25-Oct-04	14,581,500.00	8,748,900.00	5,832,600.00
25-Nov-04	14,581,500.00	8,748,900.00	5,832,600.00
25-Dec-04	14,581,500.00	8,748,900.00	5,832,600.00
25-Jan-05	14,581,500.00	8,748,900.00	5,832,600.00
25-Feb-05	14,581,500.00	8,748,900.00	5,832,600.00
25-Mar-05	14,581,500.00	8,748,900.00	5,832,600.00
25-Apr-05	14,581,500.00	8,748,900.00	5,832,600.00
25-May-05	14,581,500.00	8,748,900.00	5,832,600.00
25-Jun-05	14,581,500.00	8,748,900.00	5,832,600.00
25-Jul-05	14,581,500.00	8,748,900.00	5,832,600.00
25-Aug-05	14,581,500.00	8,748,900.00	5,832,600.00
25-Sep-05	14,581,500.00	8,748,900.00	5,832,600.00
25-Oct-05	14,581,500.00	8,748,900.00	5,832,600.00
25-Nov-05	14,581,500.00	8,748,900.00	5,832,600.00
25-Dec-05	14,581,500.00	8,748,900.00	5,832,600.00
25-Jan-06	14,581,500.00	8,748,900.00	5,832,600.00
25-Feb-06	14,581,500.00	8,748,900.00	5,832,600.00
25-Mar-06	14,581,500.00	8,748,900.00	5,832,600.00
25-Apr-06	14,581,500.00	8,748,900.00	5,832,600.00
25-May-06	14,581,500.00	8,748,900.00	5,832,600.00
25-Jun-06	14,581,500.00	8,748,900.00	5,832,600.00
25-Jul-06	14,581,500.00	8,748,900.00	5,832,600.00
25-Aug-06	14,581,500.00	8,748,900.00	5,832,600.00
25-Sep-06	14,581,500.00	8,748,900.00	5,832,600.00
25-Oct-06	14,581,500.00	8,748,900.00	5,832,600.00
25-Nov-06	14,581,500.00	8,748,900.00	5,832,600.00
25-Dec-06	14,581,500.00	8,748,900.00	5,832,600.00
25-Jan-07	14,581,500.00	8,748,900.00	5,832,600.00
25-Feb-07	14,581,500.00	8,748,900.00	3,503,039.93
25-Mar-07	14,581,500.00	8,594,733.14	1,443,542.01
25-Apr-07	14,581,500.00	6,531,381.82	1,401,432.69
25-May-07	14,581,500.00	4,566,118.51	1,361,325.17
25-Jun-07	14,581,500.00	2,693,566.65	1,323,109.73
25-Jul-07	13,559,202.77	1,929,995.00	1,286,663.33
25-Aug-07	11,906,611.86	1,877,807.78	1,251,871.85
25-Sep-07	10,327,599.82	1,827,944.11	1,218,629.41
25-Oct-07	8,817,499.58	1,780,256.61	1,186,837.74
25-Nov-07	7,371,979.63	1,734,608.49	1,156,405.66

Exhibit I – Yield Maintenance Schedule (cont'd)

Date	Class M-1	Class M-2	Class B
25-Dec-07	5,987,019.10	1,690,872.78	1,127,248.52
25-Jan-08	4,658,884.78	1,648,931.58	1,099,287.72
25-Feb-08	3,384,109.77	1,608,675.42	1,072,450.28
25-Mar-08	2,616,671.01	1,570,002.61	1,046,668.40
25-Apr-08	2,554,697.75	1,532,818.65	1,021,879.10
25-May-08	2,495,059.57	1,497,035.74	998,023.83
25-Jun-08	2,437,619.08	1,462,571.45	975,047.63
25-Jul-08	2,382,234.72	1,429,340.83	952,893.89
25-Aug-08	2,328,807.86	1,397,284.72	931,523.14
25-Sep-08	2,277,228.78	1,366,337.27	910,891.51
25-Oct-08	2,227,395.35	1,336,437.21	890,958.14
25-Nov-08	2,179,212.50	1,307,527.50	871,685.00
25-Dec-08	2,132,154.02	1,279,292.41	852,861.61
25-Jan-09	not applicable	not applicable	not applicable

Exhibit II – Available Funds Cap Schedule

Distribution Date	Effective Coupon Class I-A-1 (%)	Effective Coupon Class II-A-1 (%)	Effective Coupon Class II-A-2 (%)	Effective Coupon Class M-1 (%)
25-Jan-04	1.54	1.46	1.42	1.84
25-Feb-04	11.50	5.86	11.50	11.50
25-Mar-04	11.50	6.27	11.50	11.50
25-Apr-04	11.50	5.86	11.50	11.50
25-May-04	11.50	6.06	11.50	11.50
25-Jun-04	11.50	5.86	11.50	11.50
25-Jul-04	11.50	6.07	11.50	11.50
25-Aug-04	11.50	5.88	11.50	11.50
25-Sep-04	11.50	5.88	11.50	11.50
25-Oct-04	11.50	6.10	11.50	11.50
25-Nov-04	11.50	6.20	11.50	11.50
25-Dec-04	11.50	6.40	11.50	11.50
25-Jan-05	11.50	6.20	11.50	11.50
25-Feb-05	11.50	6.20	11.50	11.50
25-Mar-05	11.50	6.86	11.50	11.50
25-Apr-05	11.50	6.20	11.50	11.50
25-May-05	11.50	6.41	11.50	11.50
25-Jun-05	11.50	6.20	11.50	11.50
25-Jul-05	11.50	6.42	11.50	11.50
25-Aug-05	11.50	6.21	11.50	11.50
25-Sep-05	11.50	6.21	11.50	11.50
25-Oct-05	11.50	6.45	11.50	11.50
25-Nov-05	11.50	6.53	11.50	11.50
25-Dec-05	11.50	6.75	11.50	11.50
25-Jan-06	11.50	6.53	11.50	11.50
25-Feb-06	11.50	6.53	11.50	11.50
25-Mar-06	11.50	7.23	11.50	11.50
25-Apr-06	11.50	6.53	11.50	11.50
25-May-06	11.50	6.93	11.50	11.50
25-Jun-06	11.50	6.71	11.50	11.50
25-Jul-06	11.50	6.95	11.50	11.50
25-Aug-06	11.50	6.72	11.50	11.50
25-Sep-06	11.50	6.72	11.50	11.50
25-Oct-06	11.50	6.98	11.50	11.50
25-Nov-06	11.50	9.77	11.50	11.50
25-Dec-06	11.50	10.19	11.50	11.50
25-Jan-07	11.50	9.86	11.50	11.50
25-Feb-07	11.50	9.86	11.50	11.50
25-Mar-07	11.50	10.92	11.50	11.50
25-Apr-07	11.50	10.44	11.50	11.50
25-May-07	11.50	10.80	11.50	11.50
25-Jun-07	11.50	10.45	11.50	11.50
25-Jul-07	11.50	10.90	11.50	11.50

Exhibit II – Available Funds Cap Schedule (cont'd)

Distribution Date	Effective Coupon Class M-2 (%)	Effective Coupon Class B (%)
25-Jan-04	2.64	3.64
25-Feb-04	11.50	11.50
25-Mar-04	11.50	11.50
25-Apr-04	11.50	11.50
25-May-04	11.50	11.50
25-Jun-04	11.50	11.50
25-Jul-04	11.50	11.50
25-Aug-04	11.50	11.50
25-Sep-04	11.50	11.50
25-Oct-04	11.50	11.50
25-Nov-04	11.50	11.50
25-Dec-04	11.50	11.50
25-Jan-05	11.50	11.50
25-Feb-05	11.50	11.50
25-Mar-05	11.50	11.50
25-Apr-05	11.50	11.50
25-May-05	11.50	11.50
25-Jun-05	11.50	11.50
25-Jul-05	11.50	11.50
25-Aug-05	11.50	11.50
25-Sep-05	11.50	11.50
25-Oct-05	11.50	11.50
25-Nov-05	11.50	11.50
25-Dec-05	11.50	11.50
25-Jan-06	11.50	11.50
25-Feb-06	11.50	11.50
25-Mar-06	11.50	11.50
25-Apr-06	11.50	11.50
25-May-06	11.50	11.50
25-Jun-06	11.50	11.50
25-Jul-06	11.50	11.50
25-Aug-06	11.50	11.50
25-Sep-06	11.50	11.50
25-Oct-06	11.50	11.50
25-Nov-06	11.50	11.50
25-Dec-06	11.50	11.50
25-Jan-07	11.50	11.50
25-Feb-07	11.50	11.50
25-Mar-07	11.50	11.50
25-Apr-07	11.50	11.50
25-May-07	11.50	11.50
25-Jun-07	11.50	11.50
25-Jul-07	11.50	11.50
25-Aug-07	11.50	11.50

Exhibit III – Price/Yield(%)

Class I-A-1 to Call

100-00	GRI- 10%CPR GRII – 40% CPR	GRI- 18%CPR GRII – 50%CPR	GR I - 25%CPR GRII – 60% CPR	GR I -35%CPR GR II – 70% CPR	GR I -45%CPR GR II – 80% CPR
Yield	1.57	1.57	1.57	1.57	1.57
WAL	5.36	3.09	2.17	1.48	0.96
Prin. Start	1/25/2004	1/25/2004	1/25/2004	1/25/2004	1/25/2004
Prin. End	5/25/2012	12/25/2008	7/25/2007	6/25/2006	8/25/2005
Prin. Len	101	60	43	30	20

Class II-A-1 to Call

100-00	GRI- 10%CPR GRII – 40% CPR	GRI- 18%CPR GRII – 50%CPR	GR I - 25%CPR GRII – 60% CPR	GR I -35%CPR GR II – 70% CPR	GR I -45%CPR GR II – 80% CPR
Yield	1.49	1.49	1.49	1.49	1.49
WAL	1.63	1.21	0.91	0.70	0.54
Prin. Start	1/25/2004	1/25/2004	1/25/2004	1/25/2004	1/25/2004
Prin. End	3/25/2010	9/25/2008	6/25/2007	5/25/2006	8/25/2005
Prin. Len	75	57	42	29	20

Class II-A-2 to Call

100-00	GRI- 10%CPR GRII – 40% CPR	GRI- 18%CPR GRII – 50%CPR	GR I – 25%CPR GRII – 60% CPR	GR I -35%CPR GR II – 70% CPR	GR I -45%CPR GR II – 80% CPR
Yield	1.45	1.45	1.45	1.45	1.45